SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

DOVER MOTORSPORTS, INC.

(Name of Issuer and Person Filing Statement)

Common Stock, par value $0.10 per share

Class A Common Stock, par value $0.10 per share

(Title of Class of Securities)

260174 10 7 (Common Stock)

260174DM (Class A Common Stock)

(CUSIP Number of Class of Securities)

Klaus M. Belohoubek

Senior Vice President—General Counsel

Dover Motorsports, Inc.

3505 Silverside Road

Plaza Centre Building, Suite 203

Wilmington, DE 19810

(302) 475-6756

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Bagley

Senior Vice President—Finance

and Chief Financial Officer

Dover Motorsports, Inc.

1131 N. DuPont Highway

Dover, DE 19901

(302) 857-3745

CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee
$28,206,927	$3,320.00

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 4,029,562 shares of Common Stock and Class A Common Stock are purchased for $7.00 per share.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This issuer Tender Offer Statement on Schedule TO relates to an offer by Dover Motorsports, Inc., a Delaware corporation (the “Company”), to purchase, upon the terms and subject to the conditions contained in the offer to purchase dated August 10, 2005 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitutes the “Offer,” and both of which are filed as part of Exhibit (a)(1) to this Schedule TO) up to 1,706,543 shares of the Company’s common stock, par value $0.10 per share (the “Common Stock”), and 2,323,019 shares of the Company’s Class A common stock, par value $0.10 per share (the “Class A Common Stock”), in each case at a price of $7.00 per share, net to the seller in cash without interest thereon.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The information set forth in the Offer to Purchase in the sections entitled “Where You Can Find More Information” and “The Offer-Information About Dover Motorsports, Inc.” is incorporated herein by reference.

(b) Securities.

The information set forth in the Offer to Purchase on the cover page and in the sections entitled “Introduction” and “The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the Company. The information set forth in Item 2(a) of this Tender Offer Statement on Schedule TO is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Offer to Purchase in the sections entitled “Introduction,” “The Offer-Number of Shares; Proration; Expiration Date,” “The Offer-Procedures for Tendering Shares,” “The Offer-Withdrawal Rights,” “The Offer-Acceptance for Payment of Shares and Payment of Purchase Price,” “The Offer-Extension of the Offer; Termination; Amendments,” “The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals,” and “The Offer-U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” is incorporated herein by reference.

(c) Plans.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Purchase in the section entitled “The Offer-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Purchase in the sections entitled “Introduction,” “The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” and “The Offer-Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b) Financial Information; Pro Forma Information.

Not applicable. The consideration in the offer consists solely of cash. The offer is not subject to any financing condition and the Company is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase in the sections entitled “The Offer-Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock” and “The Offer-Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) Other Material Information.

The information set forth in the Offer to Purchase in the sections entitled “The Offer-Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals” and “The Offer-Information About Dover Motorsports, Inc.” is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated August 10, 2005.

(a)(1)(ii)	Letter of Transmittal and instructions thereto.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Letter to stockholders from Denis McGlynn, President and Chief Executive Officer, Dover Motorsports, Inc., dated August 10, 2005.

(a)(1)(vii)	Letter to employees from Denis McGlynn, President and Chief Executive Officer, Dover Motorsports, Inc., dated August 5, 2005.

(a)(5)(i)	Press release issued by Dover Motorsports, Inc. on August 10, 2005.

(a)(5)(ii)	Summary advertisement published in the Wall Street Journal on August 10, 2005.

(d)(i)	Credit Agreement between Dover Motorsports, Inc., Dover International Speedway, Inc., Gateway International Motorsports Corporation, Gateway International Services Corporation, Memphis International Motorsports Corporation, M & N Services Corp., Nashville Speedway, USA, Inc. and Grand Prix Association of Long Beach, Inc. and Mercantile-Safe Deposit and Trust Company, as

agent, dated as of February 17, 2004 (incorporated herein by reference to Exhibit 10.1 to the Annual Report on Form 10-Q dated March 10, 2004).

(d)(ii)	Amendment No. 2 to the Credit Agreement between Dover Motorsports, Inc., Dover International Speedway, Inc., Gateway International Motorsports Corporation, Gateway International Services Corporation, Memphis International Motorsports Corporation, M & N Services Corp., Nashville Speedway, USA, Inc. and Grand Prix Association of Long Beach, Inc. and Mercantile-Safe Deposit and Trust Company, as agent, dated as of July 28, 2004 (incorporated herein by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q dated August 6, 2004).

(d)(iii)	Amendment No. 3 to the Credit Agreement between Dover Motorsports, Inc., Dover International Speedway, Inc., Gateway International Motorsports Corporation, Gateway International Services Corporation, Memphis International Motorsports Corporation, M & N Services Corp., Nashville Speedway, USA, Inc. and Grand Prix Association of Long Beach, Inc. and Mercantile-Safe Deposit and Trust Company, as agent, dated as of February 16, 2005 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated February 25, 2005).

(d)(iv)	Amendment No. 4 to the Credit Agreement between Dover Motorsports, Inc., Dover International Speedway, Inc., Gateway International Motorsports Corporation, Gateway International Services Corporation, Memphis International Motorsports Corporation, M & N Services Corp., Nashville Speedway, USA, Inc., Midwest Racing, Inc. and Mercantile-Safe Deposit and Trust Company, as agent, dated as of August 5, 2005 (incorporated herein by reference to the Current Report on Form 8-K dated August 8, 2005).

(d)(v)	Dover Motorsports, Inc. (f/k/a Dover Downs Entertainment, Inc.) 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.8 to the Registration Statement, Number 333-8147, on Form S-1 dated July 15, 1996, which was declared effective on October 3, 1996).

(d)(vi)	Dover Motorsports, Inc. 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit A to the Company’s Proxy Statement filed on March 29, 2004).

(d)(vii)	Rights Agreement dated as of June 14, 1996 between Dover Motorsports, Inc. (f/k/a Dover Downs Entertainment, Inc.) and ChaseMellon Shareholder Services, L.L.C. (incorporated herein by reference to Exhibit 4.2 to the Registration Statement, Number 333-8147, on Form S-1 dated July 15, 1996, which was declared effective on October 3, 1996).

(d)(viii)	Stockholders Voting Agreement and Irrevocable Proxy dated as of August 9, 2005 between Henry B. Tippie and R. Randall Rollins.

(g)	Not Applicable

(h)	Not Applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOVER MOTORSPORTS, INC.

By:	/s/ DENIS MCGLYNN
Denis McGlynn President and Chief Executive Officer

Dated: August 10, 2005

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated August 10, 2005.

(a)(1)(ii)	Letter of Transmittal and instructions thereto.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Letter to stockholders from Denis McGlynn, President and Chief Executive Officer, Dover Motorsports, Inc., dated August 10, 2005.

(a)(1)(vii)	Letter to employees from Denis McGlynn, President and Chief Executive Officer, Dover Motorsports, Inc., dated August 5, 2005.

(a)(5)(i)	Press release issued by Dover Motorsports, Inc. on August 10, 2005.

(a)(5)(ii)	Summary advertisement published in the Wall Street Journal on August 10, 2005.

(d)(i)	Credit Agreement between Dover Motorsports, Inc., Dover International Speedway, Inc., Gateway International Motorsports Corporation, Gateway International Services Corporation, Memphis International Motorsports Corporation, M & N Services Corp., Nashville Speedway, USA, Inc. and Grand Prix Association of Long Beach, Inc. and Mercantile-Safe Deposit and Trust Company, as agent, dated as of February 17, 2004 (incorporated herein by reference to Exhibit 10.1 to the Annual Report on Form 10-Q dated March 10, 2004).

(d)(ii)	Amendment No. 2 to the Credit Agreement between Dover Motorsports, Inc., Dover International Speedway, Inc., Gateway International Motorsports Corporation, Gateway International Services Corporation, Memphis International Motorsports Corporation, M & N Services Corp., Nashville Speedway, USA, Inc. and Grand Prix Association of Long Beach, Inc. and Mercantile-Safe Deposit and Trust Company, as agent, dated as of July 28, 2004 (incorporated herein by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q dated August 6, 2004).

(d)(iii)	Amendment No. 3 to the Credit Agreement between Dover Motorsports, Inc., Dover International Speedway, Inc., Gateway International Motorsports Corporation, Gateway International Services Corporation, Memphis International Motorsports Corporation, M & N Services Corp., Nashville Speedway, USA, Inc. and Grand Prix Association of Long Beach, Inc. and Mercantile-Safe Deposit and Trust Company, as agent, dated as of February 16, 2005 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated February 25, 2005).

(d)(iv)	Amendment No. 4 to the Credit Agreement between Dover Motorsports, Inc., Dover International Speedway, Inc., Gateway International Motorsports Corporation, Gateway International Services Corporation, Memphis International Motorsports Corporation, M & N Services Corp., Nashville Speedway, USA, Inc., Midwest Racing, Inc. and Mercantile-Safe Deposit and Trust Company, as agent, dated as of August 5, 2005 (incorporated herein by reference to the Current Report on Form 8-K dated August 8, 2005).

(d)(v)	Dover Motorsports, Inc. (f/k/a Dover Downs Entertainment, Inc.) 1996 Stock Option Plan (incorporated herein by reference to Exhibit 10.8 to the Registration Statement, Number 333-8147, on Form S-1 dated July 15, 1996, which was declared effective on October 3, 1996).

(d)(vi)	Dover Motorsports, Inc. 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit A to the Company’s Proxy Statement filed on March 29, 2004).

Exhibit No.	Description
(d)(vii)	Rights Agreement dated as of June 14, 1996 between Dover Motorsports, Inc. (f/k/a Dover Downs Entertainment, Inc.) and ChaseMellon Shareholder Services, L.L.C. (incorporated herein by reference to Exhibit 4.2 to the Registration Statement, Number 333-8147, on Form S-1 dated July 15, 1996, which was declared effective on October 3, 1996).

(d)(viii)	Stockholders Voting Agreement and Irrevocable Proxy dated as of August 9, 2005 between Henry B. Tippie and R. Randall Rollins.

(g)	Not Applicable

(h)	Not Applicable